Exhibit 99.1

TransAlta Corporation Files Management Proxy Circular and Announces Four New Director Nominees

CALGARY, AB, March 29, 2021 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today filed its notice of meeting (the "Notice") to holders of common shares ("Shareholders") along with its management information circular (the "Circular") in connection with its annual and special meeting of Shareholders to be held virtually on Tuesday, May 4, 2021 at 12:00 p.m. (Calgary Time) (the "Meeting"). A copy of the Notice and Circular can be downloaded from the Company's SEDAR profile at www.sedar.com and the Company's EDGAR profile at www.sec.gov/edgar.shtml. The Notice and Circular are also available on TransAlta's website.

As described in the Circular, registered Shareholders are entitled to participate at the Meeting if they held common shares of TransAlta as of the close of business on March 24, 2021, the record date. Non-registered (beneficial) Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution.  Detailed instructions for Shareholders to participate in the meeting and a copy of the Virtual AGM User Guide are available at http://www.transalta.com/investor-centre/events-and-presentations/. Additionally, the Company is sending this information directly to Shareholders.

Each of Mr. Richard Legault, Mr. Yakout Mansour and Mrs. Georgia Nelson are not standing for re-election at the Meeting and will retire from the Company's Board of Directors (the "Board") immediately following the Meeting. The Company acknowledges with gratitude the many contributions that each of Mr. Legault, Mr. Mansour and Mrs. Nelson have made to the Company.

The Company is also pleased to announce that four new highly qualified individuals are being nominated for election to the Board at the Meeting. The four new director nominees consist of:

  Laura W. Folse – Ms. Folse is the former CEO of BP Wind Energy, North America. As CEO for BP Wind Energy, North America, she led a business with over 500 employees and contractors, which was comprised of 14 wind farms across 8 states with an operating capacity of over 2.5 gigawatts. Prior to her role as CEO of BP Wind Energy, North America, she served at BP p.l.c. as Executive Vice President, Science, Technology, Environment and Regulatory Affairs, in which she led the operational, scientific and technological programs within the multi-billion dollar clean-up and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana.
  Thomas O'Flynn – Mr. O'Flynn is currently President, Chief Financial Officer and a Director of EIP Acquisition Corp I, a special purpose acquisition corporation and an affiliate of Energy Impact Partners LP, a private energy technology fund investing in high growth companies in the energy, utility and transportation industries. Mr. O'Flynn was the Chief Executive Officer and Chief Investment Officer, AES Infrastructure Advisors, at AES Corporation until his retirement in 2020. Prior thereto, he was Executive Vice President and Chief Financial Officer at AES Corporation and responsible for all aspects of global finance and the mergers and acquisitions teams across six global regions.
  Jim Reid – Mr. Reid is the Managing Partner of the Brookfield Private Equity Group based in Calgary, Alberta. He is responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in the Brookfield private equity energy segment. Mr. Reid established Brookfield's Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada. Mr. Reid is also one of the Brookfield nominees to the Board pursuant to the investment agreement entered into between an affiliate of Brookfield and TransAlta in 2019.
  Sarah Slusser – Ms. Slusser is the CEO of Cypress Creek Renewables, LLC ("Cypress Creek"), a solar and storage independent power producer that develops, owns and operates projects in the United States. Cypress Creek owns a 1,600 MW operating fleet and has a 7,000 MW development pipeline. Ms. Slusser joined Cypress Creek as CEO in 2019 to reposition the company for sustainable growth. Prior to joining Cypress Creek, Ms. Slusser founded Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, where she provided strategic advice to a number of large companies in the renewable sector.

More information on each of the nominees is included in the Circular.  We encourage Shareholders to vote by proxy as early as possible so that their shares are represented at the Meeting. We also remind Shareholders that they can participate in the Meeting live by logging in online at https://web.lumiagm.com/438758405, password "transalta2021".

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2021/29/c5444.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:05e 29-MAR-21